Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Mumbai, December 17, 2020: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“the Regulation”), we would like to inform that the Company has signed an agreement to purchase the balance 49% shareholding from the joint venture partner, Marcopolo SA in Tata Marcopolo Motors Ltd (TMML), consequent to which TMML will become a wholly owned subsidiary of the Company, following the completion of the procedural requirements. Reproduced herein below are the press release (Annexure A) and brief details of the said purchase of shares in the prescribed format (Annexure B), the contents of which are self-explanatory.

This is for the information of the exchange and the members.

Annexure A - Tata Motors Statement

Tata Marcopolo Motors Limited (TMML or JV), is a 51:49 JV formed in 2006 between the Company and Marcopolo S.A., one of the largest bus and coach manufacturers globally. Since its incorporation, the JV has introduced several innovative design and concepts helping redefine the premium bus body segment in India. The JV has manufacturing facilities in Dharwad and Lucknow where it builds bus bodies on chassis supplied by the Company and marketed by the Company under the “Starbus” and “Starbus Ultra” bus brands. After a successful venture in India, and as a consequence of its refreshed business strategy, Marcopolo S.A has decided to exit from the JV and offered to sell its 49% shareholding in the JV to the Company.

The Company and Marcopolo S.A. have entered into a share purchase agreement where the Company will purchase the balance 49% shareholding in TMML for a cash consideration of INR 99.96 crore. Post the purchase, TMML will become a wholly owned subsidiary of the Company. All technologies pertaining to existing bus body products manufactured will continue to vest with TMML. In addition as part of the transition, Marcopolo S.A. will continue to license the “Marcopolo” trademarks to TMML for a minimum of 3 years with a non-compete provision in India for a corresponding period. The transaction will not result in any impact on TMML’s operations or the continued sales and service of the Company’s customers. The Company, Marcopolo S.A. and TMML intend to maintain an open channel for future collaboration opportunities around bus body designs and technical consulting services.

Annexure B - Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with Clause 1.1 of the SEBI Circular dated September 9, 2015

Sr. No.	Particulars	Details
1	Name of the Target Entity, details in brief such as size, turnover etc	Tata Marcopolo Motors Ltd. Authorised capital: Rs. 170 Crores Paid up capital: Rs. 170 Crores Turnover (FY20): Rs. 650.55 Crores PAT (FY20): Rs. 20.63 Crores

Sr. No.	Particulars	Details
2

Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?

If yes, nature of interest and details thereof and whether the same is done at “arms length”

No
3	Industry to which the entity being acquired belongs	Automobile
4	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

Purchase of 8,33,00,000 (Eight crore thirty three lac) shares of face value of Rs. 10/- each, representing 49% of the of the paid up equity share capital of Tata Marcopolo Motors Ltd (“TMML”) from the JV partner Marcopolo S.A, thereby making TMML a wholly owned subsidiary of Tata Motors Ltd.

5	Brief details of any governmental or regulatory approvals required for the acquisition	Nil
6	Indicative time period for completion of the acquisition	28th February 2021
7	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration
8	Cost of acquisition or the price at which the shares are acquired

Purchase of 8,33,00,000 (Eight crore thirty three lac) shares of face value of Rs. 10/- each, representing 49% of the of the paid up equity share capital of Tata Marcopolo Motors Ltd (“TMML”) from Marcopolo S.A. for a consideration of Rs. 12 per share aggregating to an amount of Rs. 99,96,00,000/- (Rs. Ninety nine crores ninety six lacs only)

9	Percentage of shareholding / control acquired and / or number of shares acquired	Purchase of 8,33,00,000 (Eight crore thirty three lac) shares of face value of Rs. 10/- each, representing 49% of the of the paid up equity share capital of Tata Marcopolo Motors Ltd (“TMML”)
10

Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Tata Marcopolo Motors Ltd (“TMML”) [CIN: U34101MH2006PLC164771] was incorporated on 20th September 2006 and is registered with Registrar of Companies, Mumbai, Maharashtra. TMML is in the business of manufacturing bus bodies and has manufacturing facilities in Dharwad and Lucknow in India.

History of last 3 years turnover:

FY 17-18 – Rs. 573.15 crores

FY 18-19 - Rs 721.31 crores

FY 19-20 - Rs 650.55 crores

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.